Exhibit 99.1

Indonesia Energy Corporation Commences Drilling of K-29 Well

The First of Two New Planned Wells at Kruh Block in 2026

JAKARTA, INDONESIA AND DANVILLE, CA, Monday, July 27 2026 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced that on Saturday, July 25, 2026, its “K-29” well was spudded and drilling commenced. The planned total depth of the well is 3,400 feet. The spudding of K-29 comes less than three weeks following IEC’s announcement of the formal commencement of well operations at the site in advance of actual drilling.

The following video link captures the spudding of the well and the commencement of drilling: https://youtube.com/shorts/nK-8oCfxISo?feature=share

Following drilling and completion of the K-29 well, IEC plans to commence drilling operations at the WK-5 wellsite as part of its ongoing Kruh Block drilling program. Preparatory operations for drilling at the WK-5 wellsite are progressing as planned. K-29 and WK-5 are each located on IEC’s 63,000 acre Kruh Block on the island of Sumatra.

The Company also announced that, as part of its ongoing commitment to shareholder communications, it expects to launch periodic YouTube Live discussions hosted by President Frank Ingriselli within the next thirty days. These interactive sessions will provide shareholders and prospective investors with Company updates and an opportunity to participate in live question-and-answer discussions regarding the Company’s operations, strategy, and other publicly available information.

Mr. Frank Ingriselli, IEC’s President, commented: “We are very pleased to have commenced drilling operations at the K-29 well and look forward to completing this well before moving to the WK-5 location. Having recently visited our drilling site in Sumatra I saw firsthand the logistical and operational challenges of executing a drilling program in such a remote area. Reaching this milestone reflects months of careful planning, infrastructure preparation, procuring government approvals and disciplined execution by our field team under challenging operating conditions. I want to recognize and thank our operations team and local vendors for their professionalism, persistence, and dedication in overcoming those challenges and safely bringing this project to the drilling stage.

This milestone marks an important step in advancing our Kruh Block development program, and we look forward to providing shareholders with regular updates as drilling progresses. We continue to believe that our Indonesian assets provide a strong foundation for creating long-term shareholder value,” concluded Mr. Ingriselli.

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “explore,” “could,” “estimates,” “seek,” “believes,” “hopes,” “understand,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” “aim,” “goal,” “may” and similar conditional expressions related to the future are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release, other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without limitation those related to the timing for, and results of, 2026 and other drilling activities at IEC’s Kruh Block as well as the price of oil, which changes daily and could lower over time. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of IEC’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 29, 2026, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com